Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

The board (the “Board”) of directors (the “Directors”) of WeRide Inc. (“WeRide” or the “Company”) is pleased to announce the unaudited consolidated annual results of the Company and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2025 (the “Reporting Period”), together with comparative figures for the year ended December 31, 2024.

In this announcement, “we,” “us” and “our” refer to the Company and, where the context otherwise requires, the Group. Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments or have been rounded to one or two decimal places, as appropriate. Any discrepancies in any table, chart, or elsewhere between totals and sums of amounts listed therein are due to rounding. Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as ascribed thereto in the prospectus of the Company dated October 28, 2025 (the “Hong Kong Prospectus”) in connection with the listing of its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025

•      Total revenue was RMB684.6 million (US$97.9 million), representing an increase of 89.6% year over year.

•      Product revenue was RMB359.8 million (US$51.5 million), representing an increase of 310.3% year over year, primarily attributable to the broad rollout and scaling of robotaxi, robobus, and robosweeper products.

•       Service revenue was RMB324.7 million (US$46.4 million), representing an increase of 18.8% year over year.

•       Robotaxi revenue was RMB148.0 million (US$21.2 million), including product revenue and service revenue, representing an increase of 209.6% year over year.

•      Gross profit was RMB206.8 million (US$29.6 million), representing an increase of 86.8% year over year.

*            For identification purposes only

•      Gross profit margin was 30.2%, relatively stable compared with 30.7% in 2024.

•      R&D expenses were RMB1.4 billion (US$196.2 million), compared with RMB1.1 billion in 2024.

•      Operating loss was RMB1.8 billion (US$264.1 million), representing a narrowing of 15.5% year over year.

•      Net loss was RMB1.7 billion (US$236.6 million), representing a narrowing of 34.2% year over year.

OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025

•       WeRide’s global AV fleet increased from 1,089 vehicles at the end of 2024 to 2,113 as of the date of this announcement.

•        WeRide’s robotaxi commercialization in China continues to accelerate:

•       In 2025, WeRide cut total cost of ownership by up to 38% compared with 2024, through improved operating efficiency and lower vehicle bill of materials costs.

•       WeRide’s robotaxi fleet in China has surpassed 800 robotaxis, increasing operational density and reducing passenger waiting times, with the latest “free pickup and drop off point” feature across the operating area.

•      WeRide has expanded rollout in major metropolitan areas such as Beijing and Guangzhou, extending coverage to over 1,000 square kilometres, including key transportation hubs and high-demand areas.

•      In the fourth quarter of 2025, registered users of WeRide robotaxi service saw a year-over-year growth of more than 900% in China.

•       WeRide continues to advance robotaxi deployment in international markets:

•      Currently, WeRide’s deployments span the Middle East, Europe, and developed Asia-Pacific, with a fleet of over 250 robotaxis outside China and the U.S.

•      In October 2025, WeRide secured the world’s first city-level fully driverless robotaxi commercial permit outside the U.S., enabling unit-economics breakeven for the Abu Dhabi fleet.

•      In November 2025, WeRide and Uber launched fully driverless robotaxi commercial operations in Abu Dhabi and expanded to cover 70% of the city’s core area over time.

•      In December 2025, WeRide, in partnership with Uber and Dubai’s Roads and Transport Authority, launched public robotaxi passenger rides in Dubai, allowing riders to book a WeRide Robotaxi through the ‘Autonomous’ option on the Uber app.

•      In November 2025, WeRide secured Europe’s first driverless robotaxi permit for passenger service in Switzerland, becoming the only company with autonomous driving permits in eight countries. This milestone reinforces WeRide’s first-mover advantage in Europe and lays the foundation for further expansion across the region.

•      In November 2025, WeRide and Grab commenced autonomous vehicle testing in Singapore. WeRide’s robotaxi and robobus are expected to begin carrying public passengers by April 2026.

•      In March 2026, WeRide entered Slovakia through a strategic partnership with ELEVATE Slovakia, extending its global footprint to more than 40 cities across 12 countries.

•       WeRide achieved significant progress in other autonomous driving businesses:

•      WeRide’s Robobus business recorded revenue growth of approximately 190% year-over-year in 2025, while expanding into European markets, including Switzerland, France, Belgium, Spain and Slovakia.

•      WeRide’s WePilot 3.0 has been adopted by OEMs and Tier-1 suppliers, including Chery, GAC and Bosch, across multiple vehicle models.

•      WeRide continues to make significant progress in technology development:

•      WeRide launched WeRide GENESIS, a general-purpose simulation platform, to accelerate AI-driven development.

•      WeRide deepened collaboration with Geely Farizon to deliver the next-generation robotaxi GXR, expected to support safer and more cost-efficient robotaxi deployment at scale.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue

Total revenue grew 89.6% year over year to RMB684.6 million (US$97.9 million) in 2025, compared with RMB361.1 million in 2024.

•	Product revenue increased 310.3% year over year to RMB359.8 million (US$51.5 million) in 2025 from RMB87.7 million in 2024. The increase was primarily attributable to increased revenue from robotaxi, robobus, and robosweeper sales.

•	Service revenue increased 18.8% year over year to RMB324.7 million (US$46.4 million) in 2025 from RMB273.4 million in 2024. The increase was primarily due to a RMB103.8 million increase in revenue from intelligent data services and a RMB17.7 million increase in autonomous driving-related operational and technical support services, partially offset by a RMB70.1 million decrease in ADAS R&D services, as certain customized R&D services for specific clients were completed in the third quarter of 2024.

Cost of revenue

Cost of revenue was RMB477.8 million (US$68.3 million) in 2025, compared with RMB250.4 million in 2024. The increase in cost of revenue was mainly due to (i) an increase in cost of goods sold, aligned with the increase in product sales; and (ii) an increase in cost of services, affected by an increase in cost of intelligent data services, partially offset by a decrease in cost of ADAS research and development (R&D) services.

Gross profit and gross margin

Gross profit was RMB206.8 million (US$29.6 million) in 2025, compared with RMB110.7 million in 2024. Gross margin was 30.2% in 2025, compared with 30.7% in 2024, remaining relatively stable.

Operating expenses

Operating expenses were RMB2,041.9 million (US$292.0 million) in 2025, compared with RMB2,283.7 million in 2024.

•	R&D expenses were RMB1,372.2 million (US$196.2 million) in 2025, compared with RMB1,091.4 million in 2024. Excluding share-based compensation expenses, R&D expenses were RMB1,211.7 million, compared to RMB857.0 million in 2024, representing an increase of 41.4% as we further strengthened our global data compliance and advanced R&D efforts for our pre-installed robotaxis. The increase in R&D expenses was primarily due to (i) a RMB150.3 million increase in personnel-related expenses due to headcount growth; (ii) a RMB115.3 million increase in service fees for R&D projects; and (iii) a RMB67.7 million increase in material consumption and depreciation and amortization expenses.

•	Administrative expenses were RMB596.1 million (US$85.2 million) in 2025, compared with RMB1,138.8 million in 2024. Excluding share-based compensation, administrative expenses were RMB311.7 million, compared with RMB201.1 million in 2024, representing an increase of 55.0%. The increase was primarily due to (i) a RMB76.6 million increase in professional services fees, which were mainly related to legal compliance services; (ii) a RMB20.4 million increase in personnel costs to build necessary support functions for a growing business; and (iii) a RMB7.0 million increase in depreciation and amortization expenses.

•	Selling expenses were RMB73.6 million (US$10.5 million) in 2025, compared with RMB53.6 million in 2024. Excluding share-based compensation, selling expenses were RMB68.5 million, compared with RMB44.9 million in 2024, representing an increase of 52.6%, well below the pace of sales growth.

Net loss

Net loss was RMB1,654.9 million (US$236.6 million) in 2025, compared to RMB2,516.8 million in 2024.

Non-IFRS adjusted net loss was RMB1,246.7 million (US$178.3 million) in 2025, compared with RMB801.9 million in 2024. Non-IFRS adjusted net loss is defined as loss for the year excluding share-based compensation expenses, fair value changes of financial assets at fair value through profit and loss (“FVTPL”), and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights as set out below:

	For the year ended December 31,
	2025	2024
	RMB’000	RMB’000
Loss for the year	(1,654,900)	(2,516,808)
Add:
Share-based compensation expenses	449,983	1,187,867
Fair value changes of financial assets at FVTPL	(41,822)	61,834
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	-	465,254
Adjusted net loss	(1,246,739)	(801,853)

Basic and diluted net loss per share / ADS

Basic and diluted net loss per ordinary share was RMB1.79 (US$0.26) in 2025, compared with RMB8.54 in 2024. Basic and diluted net loss per ADS was RMB5.37 (US$0.78) in 2025, compared with RMB25.62 in 2024.

Balance sheet

As of December 31, 2025, the Group held RMB6,967.7 million (US$996.4 million) in cash and cash equivalents and time deposits, RMB144.3 million (US$20.6 million) in investments in wealth management products, which were included in financial assets at FVTPL, and RMB19.4 million (US$2.8 million) in restricted cash. In 2025, certain wealth management products matured, resulting in the decrease of the current portion of financial assets at FVTPL.

As of December 31, 2025, WeRide had short-term bank borrowings of RMB324.3 million (US$46.4 million).

BUSINESS REVIEW AND OUTLOOK

Business review

2025 marked a milestone year in scaling the commercialization of autonomous driving and advancing our global strategy. As of the date of this announcement, our deployment footprint now extends across 12 countries globally. Our global AV fleet, spanning robotaxis, robobuses, robovans, and robosweepers, grew rapidly from 1,089 vehicles at the end of 2024 to 2,113 as of the date of this announcement.

In 2025, our total revenue reached RMB684.6 million (US$ 97.9 million), representing an 89.6% year-over-year increase, while our gross profit was RMB206.8 million (US$29.6 million), representing an increase of 86.8% year over year. These results clearly demonstrate the rapid progress of our commercialization in China and international markets.

1.	Robotaxi

Robotaxi remained a key driver of our operational growth during the Reporting Period, powered by continued commercialization in China and ongoing international deployment. During the Reporting Period, we have advanced toward a more data-driven autonomy stack by incorporating end-to-end learning, leveraging large-scale data training and world model simulation, as well as improving algorithm generalization. As of the date of this announcement, our global robotaxi fleet size has reached the new height of 1,125 vehicles.

China Operations

In China, we drove meaningful gains in total cost of ownership (TCO), service coverage, user adoption, and vehicle utilization.

We achieved up to a 38% reduction in TCO. This improvement was primarily driven by improved operating efficiency and lower vehicle bill of materials (BOM) costs. The upgrade of our remote assistance system, driven by technological advancements and GENESIS's enhanced capability to resolve edge cases, improved the remote assistance human-to-vehicle ratio from 1:10 in 2024 to 1:40. This materially reduced labor cost per vehicle and supports scalable unit economics. Additionally, BOM costs dropped by 15% with the newly upgraded robotaxi GXR, powered by our cost-effective compute platform HPC 3.0.

Our commercial and testing fleet in China has surpassed 800 robotaxis, increasing operational density and reducing passenger waiting times, with the latest “free pickup and drop off point” feature across the operating area. Over the past six months, average daily orders per vehicle reached 15, and rose to 26 during peak periods, reflecting stronger demand and improved utilization.

Our rollout in mega-metropolitan areas such as Beijing and Guangzhou has expanded to over 1,000 square kilometers, including key transportation hubs like airports and major railway stations, with further penetration into high-demand districts such as Tianhe, a CBD area in Guangzhou.

In addition to the WeRide Go app and the “WeRide Go” Wechat Mini Program, WeRide’s robotaxi service has been integrated into major mobility platforms like the “Tencent Mobility Service” Wechat Mini Program and Amap, and will be soon available on Tencent Maps, making our robotaxis more accessible across China. During the fourth quarter of 2025, registered users of WeRide robotaxi service saw a year-over-year growth of more than 900%, indicating that our operating performance increasingly resonates with users.

International Operations

In November 2025, following the approval of the first-ever driverless robotaxi permit for passenger service in Europe from Switzerland’s Federal Roads Office (FEDRO), WeRide became the world’s only company with vehicles holding autonomous driving permits in eight countries – Switzerland, China, the United Arab Emirates, Saudi Arabia, Singapore, France, Belgium, and the United States. In key overseas markets, we are leading the global expansion of robotaxis, focusing on regions with supportive regulations and strong unit economics. We adopt an asset-light approach that keeps vehicles off balance sheet by leveraging partners and leasing firms. This enables faster city launches and avoids cold-start issues through hybrid fleets, while strengthening pricing power, improving economics, and enhancing regulatory appeal.

Currently, our deployments span the Middle East, Europe, and developed Asia-Pacific, with a fleet of over 250 robotaxis outside China and the U.S. This represents the largest robotaxi fleet operated in these regions. In October 2025, we secured the world’s first city-level fully driverless robotaxi commercial permit outside the U.S., removing the requirement for an in-vehicle safety officer and enabling unit economics breakeven of the Abu Dhabi fleet. In November 2025, WeRide and Uber launched fully driverless robotaxi commercial operations in Abu Dhabi and expanded to cover 70% of the city’s core area over time. Passengers can book under Uber Comfort, UberX, or the new “Autonomous” category, Uber’s first dedicated autonomous ride option globally.

In December 2025, WeRide, in partnership with Uber and Dubai’s Roads and Transport Authority (RTA), launched public robotaxi passenger rides in Dubai, allowing riders to book a WeRide Robotaxi through the ‘Autonomous’ option on the Uber app. In October 2025, WeRide and Uber also began offering the first public robotaxi rides in Riyadh, and WeRide launched robotaxi GXR and robobus pilot operations in Ras Al Khaimah, expanding into a third UAE emirate.

In parallel, we advanced operations in Southeast Asia and Europe. In November 2025, the Company and Grab commenced autonomous vehicle testing in Singapore. WeRide's robotaxi and robobus are expected to begin carrying public passengers by April 2026, making Punggol Singapore's first residential neighborhood with an autonomous shuttle service. In Switzerland, WeRide received the first-ever driverless robotaxi permit for passenger service in Europe from Switzerland's Federal Roads Office (FEDRO), authorizing autonomous operations in the Greater Zurich across a 110-kilometer operating area. This milestone establishes WeRide's first-mover advantage in the European market and positions the Company to leverage Europe's regulatory framework to support expansion into additional European markets. In March 2026, we announced entry into Slovakia through a strategic partnership with ELEVATE Slovakia to deploy autonomous vehicles including robotaxi, robobus, robovan, and robosweeper, launching the country’s first AV program. This national-level rollout represents Europe's first large-scale, multi-product autonomous driving commercial deployment. The move marks WeRide's fourth European market after France, Belgium, and Switzerland, bringing our global footprint to over 40 cities across 12 countries.

In 2025, revenue from the robotaxi business reached RMB148.0 million (US$21.2 million), representing an increase of 209.6% year over year, reflecting a significant improvement in commercial monetization.

2.	Other Autonomous Applications

Robobus

In 2025, the commercial deployment of our robobuses accelerated, with robobus revenue increasing by approximately 190% year over year. We expanded into European markets, including Switzerland, France, Belgium, Spain, and Slovakia, where labor shortages in public transportation systems are increasing demand for autonomous shuttles.

L2+ Advanced Driver Assistance System (ADAS)

Our L2+ advanced driver assistance system (ADAS), WePilot 3.0, has been adopted by OEMs and Tier-1 suppliers, including Chery, GAC, and Bosch, across multiple vehicle models. The system features a single-stage end-to-end architecture and vision-based perception, enabling scalable deployment and strong performance across diverse driving conditions. In the Second China Urban Intelligent Driving Competition hosted by D1EV.COM, Chery Exeed, a mass market passenger car model powered by WePilot 3.0, made history by winning first place in three competition stops.

Other Products

In 2025, we formally launched Robovan W5, and commenced on-road trials in Guangzhou’s Nansha and Huangpu Districts. Our Robosweeper was deployed across municipal sanitation projects in key domestic cities, including Beijing, Guangzhou and Shenzhen, and entered overseas markets including Singapore, the United Arab Emirates and Saudi Arabia.

3.	Technology Development

We launched WeRide GENESIS, a general-purpose simulation platform that combines physical AI and generative AI to generate photorealistic virtual driving environments, including rare edge cases, in minutes rather than days. WeRide GENESIS enables unsupervised, closed-loop training at scale, accelerating model iteration and safety validation while significantly reducing on-road testing costs, and reinforcing the technological moat underpinning our L2-to-L4 product portfolio.

At the hardware level, we deepened our collaboration with Geely Farizon to deliver the next-generation robotaxi GXR as a purpose-built, factory pre-installed autonomous vehicle eliminating post-production retrofitting and delivering higher safety consistency, lower unit costs, and faster assembly. The upgraded GXR will enter serial production equipped with HPC 3.0, our proprietary high-performance computing platform with a more compute-efficient architecture, reducing per-vehicle production time to under 10 minutes and further strengthening the scalability of our asset-light deployment model with fleet partners.

Outlook

Looking ahead, we will deepen multi-scenario operations and pursue global market development to deliver safe, efficient and affordable autonomous mobility worldwide. Based on our current expansion pipeline, our global robotaxi fleet is projected to reach 2,600 vehicles by the end of 2026, subject to market and regulatory conditions. These developments lay the foundation for our long-term plan to deploy tens of thousands of robotaxis globally by 2030.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

During the year ended December 31, 2025, we primarily financed our operations through cashflow from equity financing. As of December 31, 2025, we had aggregate balances of RMB7.1 billion in cash, cash equivalents, time deposits, restricted cash, and investments in wealth management products, which were included in financial assets at FVTPL, representing an increase of 7.6% compared to RMB6.6 billion as of December 31, 2024.

2.	Bank borrowings

As of December 31, 2025, our outstanding bank borrowings amounted to RMB324.3 million, which were denominated in RMB and primarily used to supplement our working capital. The bank borrowings were repayable in one year, bearing interest rates of 2.11% to 2.30%.

3.	Pledge of assets

As of December 31, 2025, our bank balances of RMB19.4 million were held as secured amounts in certain bank accounts for the issuance of letter of guarantee, and the payment of rentals and credit card obligations.

As of December 31, 2025, certain patents were pledged for certain bank loans.

4.	Gearing ratio

Our gearing ratio increased slightly from 8% as of December 31, 2024 to 12% as of December 31, 2025, calculated by dividing total liabilities by total assets.

5.	Material investments

For the year ended December 31, 2025, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2025). As of December 31, 2025, the Group did not have other plans for material investments and capital assets.

6.	Capital expenditure commitments

As of December 31, 2025, the Group had aggregate capital expenditure commitments amounting to RMB20.5 million.

7.	Contingent liabilities

As of December 31, 2025, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

The Group did not conduct any material acquisitions and disposals during the year ended December 31, 2025.

9.	Risk management

Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of our subsidiaries. We manage our foreign exchange risks by closely monitoring the movement of foreign currency rates and would consider hedging significant foreign currency exposure should the need arise.

Interest rate risk

Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. We determine the appropriate weightings of fixed and floating rate interest-bearing instruments based on the current market conditions and perform regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. We do not enter into financial derivatives to hedge interest rate risk.

10.	Employees and remuneration policies

As of December 31, 2025, the Group had 3,661 full-time employees and 140 temporary employees (interns) globally, among whom 3,668 employees were based in China, including in Guangzhou, Shanghai, Beijing, and 133 employees outside China.

The following table sets forth the number of employees (including temporary employees) of the Group as of December 31, 2025.

Function	Number of Employees	% of Total Employees
R&D engineering	829	21.81%
R&D data processing	2,694	70.88%
Sales and marketing	103	2.71%
Operations	79	2.07%
General management and administration	96	2.53%
Total	3,801	100.00%

The Group mainly recruits its employees through on-campus job fairs, employee referrals, industry referrals and online channels including our corporate website and social networking platforms. The Group undertakes a strict interview process for recruitment purposes. The Group enters into standard employment agreements, as well as confidentiality and non-compete agreements with its employees in accordance with market practice. The Group has adopted a training protocol in Chinese Mainland, pursuant to which it provides pre-employment and ongoing management and technical training to its employees.

The Group offers its employees competitive compensation packages, performance-based cash bonuses and other incentives. The Group participates in various employee social security plans for its PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing provident fund.

CORPORATE GOVERNANCE

The Company is committed to achieving high standards of corporate governance with a view to safeguarding the interests of its shareholders and enhancing corporate value and accountability.

Compliance with the Corporate Governance Code

The Company has adopted the code provisions in the Corporate Governance Code set out in Appendix C1 to the Listing Rules as its own code to govern its corporate governance practices. From the Listing Date to December 31, 2025 (the “Relevant Period”), the Company has complied with all the code provisions of the Corporate Governance Code, save and except for the following.

Pursuant to code provision C.2.1 in Part 2 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from, the requirement that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company does not have separate chairman of the Board and CEO, and Dr. Tony Xu Han currently performs these two roles. The Board believes that vesting the roles of both the chairman of the Board and CEO in the same person has the benefit of ensuring consistent leadership within the Group and enabling more effective and efficient overall strategic planning and execution of strategic initiatives for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired, and this structure will enable the Company to make and implement decisions promptly and effectively.

The Board will continue to review and consider splitting the roles of the chairman of the Board and CEO at a time when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code

The Company has adopted the Model Code set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Specific enquiry has been made of all the Directors and the relevant employees who are likely to be in possession of inside information of the Group and they have confirmed that they have complied with the Model Code during the Relevant Period.

Audit Committee

The Audit Committee of the Company comprises three independent non-executive Directors, namely Ms. Huiping Yan, Mr. David Zhang, and Dr. Tony Fan-cheong Chan, with Ms. Huiping Yan (being the independent non-executive Director with the appropriate accounting or related financial management expertise as required under Rules 3.10(2) and 3.21 of the Listing Rules) as the chairperson of the Audit Committee.

The Audit Committee has reviewed the unaudited consolidated financial statements and the unaudited annual results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

The Audit Committee has met with the independent auditor of the Company, KPMG. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and risk management and internal control systems and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The figures in respect of the Company’s unaudited consolidated statement of financial position, unaudited consolidated statement of profit or loss, unaudited consolidated statement of profit or loss and other comprehensive income, and the related notes thereto as of and for the year ended December 31, 2025 as set out in this announcement have been compared by the Company’s auditor, KPMG, to the amounts set out in the Company’s draft consolidated financial statements for the year and the amounts were found to be in agreement. The work performed by KPMG in this respect did not constitute an audit, review or other assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by KPMG.

OTHER INFORMATION

Use of Global Offering Net Proceeds

On November 6, 2025, the Class A ordinary shares of the Company were listed on the Main Board of the Stock Exchange and the Company successfully raised net proceeds, after deducting the underwriting fees and commissions, of approximately HK$2,318.0 million (the “Global Offering Net Proceeds”). As of December 31, 2025, the Company has not utilized any Global Offering Net Proceeds. As of the date of this announcement, there was no change in the intended use of Global Offering Net Proceeds as previously disclosed in “Future Plans and Use of Proceeds” in the Hong Kong Prospectus. The Company plans to gradually utilize the Global Offering Net Proceeds in accordance with such intended purposes depending on actual business, which is expected to be utilized within the next three to five years.

To the extent that the Global Offering Net Proceeds are not immediately used for the intended purposes, and to the extent permitted by the relevant laws and regulations, the Group intends to deposit the proceeds in short-term interest-bearing accounts at licensed commercial banks and/or other authorized financial institutions (as defined under the SFO or applicable laws and regulations in the other jurisdictions).

Final Dividend

The Board does not recommend any final dividend for the year ended December 31, 2025.

Purchase, Sale and Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange (including sale or transfer of treasury shares) during the Relevant Period. As of the date of this announcement, the Company does not hold any treasury shares.

Important Events after the Reporting Period

On March 13, 2026, the Company adopted the 2026 share plan to attract, incentivize and retain employees, Directors and consultants through the grant of awards. The terms of the 2026 share plan comply with the requirements of Chapter 17 of the Listing Rules. For details, please refer to the circular of the Company dated February 6, 2026.

On March 23, 2026, the Board authorized a share repurchase program, effective as of March 23, 2026, under which the Company may repurchase up to US $100 million of its Class A ordinary shares (including in the form of American depositary shares) over the next 12 months, subject to the scope and limit of the repurchase mandate granted by shareholders of the Company on March 13, 2026 and the approval of a similar repurchase mandate to be put forward to shareholders at the upcoming 2026 annual general meeting of the Company. For details, please refer to the unaudited fourth quarter and full year financial results announcement of the Company dated March 23, 2026.

Save as disclosed above, no important events affecting the Group occurred since December 31, 2025 and up to the date of this announcement.

Publication of Annual Results Announcement and Annual Report

This annual results announcement is published on the websites of the Stock Exchange at www.hkexnews.hk and the Company at www.weride.ai. The annual report of the Company for the Reporting Period containing all the information required by the Listing Rules will be dispatched to the shareholders of the Company (if requested) and will be made available on the websites of the Stock Exchange and the Company in due course.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Our autonomous vehicles have been tested or operated in over 40 cities across 12 countries. We are also the first and only technology company whose products have received autonomous driving permits in eight markets: China, Switzerland, the United Arab Emirates, Singapore, France, Saudi Arabia, Belgium, and the U.S. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune's 2025 Change the World and 2025 Future 50 lists.

Use of Non-IFRS Financial Measure

In evaluating its business, the Company considers and uses the non-IFRS financial measure of adjusted net loss as a supplemental measure to review and assess operating performance. The Company believes that adjusted net loss provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management. The Company defines adjusted net loss as net loss for the year excluding share-based compensation expenses, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

The Company presents the non-IFRS financial measure because it is used by its management to evaluate its operating performance and formulate business plans. Adjusted net loss enables the Company’s management to assess the Company’s operating results without considering the impact of the aforementioned non-cash adjustment items that it does not consider to be indicative of its core operations. Accordingly, the Company believes that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and Board.

This non-IFRS financial measure is not defined under IFRS Accounting Standards and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using the adjusted net loss is that it does not reflect all items of expenses that affect the Company’s operations. Further, this non-IFRS financial measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to loss for the year or any other measure of performance information prepared and presented in accordance with IFRS Accounting Standards or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s historical non-IFRS financial measure in light of the most directly comparable IFRS measure. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing the Company’s data comparatively. It is encouraged that you review the Company’s financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the United States Securities Exchange Commission and announcements on the website of the Stock Exchange. All information provided in this announcement is as of the date of this announcement, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board WeRide Inc. Dr. Tony Xu Han Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, March 23, 2026

As of the date of this announcement, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Kazuhiro Doi and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan as independent non-executive Directors.

Unaudited Consolidated Statement of Profit or Loss

(Expressed in thousands of Renminbi (“RMB”), except for per share data)

		For the year ended December 31,
	Note	2024	2025
		RMB’000	RMB’000
Revenue
Product revenue		87,710	359,843
Service revenue		273,424	324,744
Total revenue	3	361,134	684,587

Cost of revenue
Cost of goods sold		(71,716)	(253,530)
Cost of services		(178,703)	(224,235)
Total cost of revenue	5	(250,419)	(477,765)

Gross profit		110,715	206,822

Other net income	4	16,491	4,912
Research and development expenses	5	(1,091,357)	(1,372,191)
Administrative expenses	5	(1,138,802)	(596,060)
Selling expenses	5	(53,566)	(73,628)
Impairment loss on receivables and contract assets		(28,664)	(16,625)

Operating loss		(2,185,183)	(1,846,770)

Net foreign exchange gain/(loss)		27,880	(9,031)
Interest income		176,902	172,307
Fair value changes of financial assets at fair value through profit or loss ("FVTPL”)		(61,834)	41,822
Other finance costs		(3,451)	(9,128)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights		(465,254)	-

Loss before taxation		(2,510,940)	(1,650,800)

Income tax	6	(5,868)	(4,100)

Loss for the year		(2,516,808)	(1,654,900)

Loss attributable to shareholders of the Company		(2,516,808)	(1,654,900)

Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share (in RMB)	7	(8.54)	(1.79)

Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income

(Expressed in thousands of RMB)

	For the year ended December 31,
	2024	2025
	RMB’000	RMB’000
Loss for the year	(2,516,808)	(1,654,900)

Other comprehensive income for the year (net of nil tax):
Items that will not be reclassified to profit or loss:
- Exchange differences on translation of financial statements of foreign operations	38,364	(122,030)

Other comprehensive income for the year	38,364	(122,030)

Total comprehensive income for the year	(2,478,444)	(1,776,930)

Total comprehensive income attributable to shareholders of the Company	(2,478,444)	(1,776,930)

Unaudited Consolidated Statement of Financial Position

(Expressed in thousands of RMB)

		As of December 31,
	Note	2024	2025
		RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment		178,179	378,769
Right-of-use assets		73,564	65,870
Intangible assets		21,664	17,966
Goodwill		44,758	44,758
Restricted cash – non-current		9,669	6,487
Deferred tax assets		997	-
Financial assets at FVTPL – non-current	10	56,919	188,083
Other non-current assets		20,025	23,668
		405,775	725,601
Current assets
Inventories		204,705	321,021
Contract assets		28,005	23,305
Trade receivables	9	252,607	462,135
Prepayments and other receivables	9	197,652	269,986
Prepayments to and amounts due from related parties		26,618	9,010
Financial assets at FVTPL– current	10	1,685,146	144,252
Time deposits		620,148	301,401
Cash and cash equivalents		4,268,300	6,666,304
Restricted cash – current		4,814	12,910
		7,287,995	8,210,324

Total assets		7,693,770	8,935,925

EQUITY
Class A ordinary shares		54	69
Class B ordinary shares		4	4
Share premium		12,750,598	14,962,531
Reserves		2,946,715	3,223,822
Accumulated losses		(8,631,352)	(10,286,252)

Total equity		7,066,019	7,900,174

Unaudited Consolidated Statement of Financial Position (continued)

(Expressed in thousands of RMB)

		As of December 31,
	Note	2024	2025
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities – non-current		26,059	23,241
Long-term bank loan		50,040	-
Deferred tax liabilities		4,486	3,489
Other non-current liabilities		4,677	7,720
		85,262	34,450
Current liabilities
Short-term bank loans		30,019	324,263
Trade payables	11	20,713	163,000
Other payables, deposits received and accrued expenses	11	397,755	408,357
Contract liabilities		4,476	28,512
Lease liabilities – current		36,900	31,920
Amounts due to related parties		9,450	1,949
Put option liabilities		41,099	43,300
Income taxes payable		2,077	-
		542,489	1,001,301

Net current assets		6,745,506	7,209,023

Total liabilities		627,751	1,035,751

Total equity and liabilities		7,693,770	8,935,925

Notes to the Unaudited Consolidated Financial Statements

1	General information and basis of presentation

(a)	General information

WeRide Inc. (the “Company”), an exempted company with limited liability, was incorporated in the Cayman Islands under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands on March 13, 2017. The Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Stock Market since October 25, 2024 and the Company completed its initial public offering(“IPO”) on October 28, 2024. Each ADS of the Company represents three ordinary shares.

On November 6, 2025, the Company completed its global offering (“Global Offering”) and listing of its Class A ordinary shares, including the Hong Kong Public Offering and the International Offering, on The Stock Exchange of Hong Kong Limited (“HKEX”).

The Company is an investment holding company. The Company, through its wholly-owned subsidiaries (collectively referred to as the “Group”), is principally engaged in providing autonomous driving products and services. The Group’s principal operations and geographic markets are in the People’s Republic of China (the “PRC”).

(b)	Basis of preparation and presentation

The financial information set out in this announcement does not constitute the Group’s unaudited consolidated financial statements for the year ended December 31, 2025, but is derived from those unaudited financial statements. The consolidated financial statements of the Group have been prepared in accordance with all applicable International Financial Reporting Standards Accounting Standards (“IFRS” or “IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange.

2	Changes in accounting policies

The Group has applied the amendment to IFRS Accounting Standards issued by the IASB to these financial statements for the year ended December 31, 2025:

•	Amendments to IAS 21, Lack of exchangeability

The amendment has had no material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the year ended December 31, 2025.

3	Revenue

The principal activities of the Group are (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers and related sensor suites; and (ii) the provision of autonomous driving-related operational and technical support services; and (iii) the provision of other technology services, including ADAS R&D services and intelligent data services.

(i)            Disaggregation of revenue

The Group generally sells autonomous driving vehicles to customers with provision of accompanying operational and technical support services. The following table sets forth the breakdown of disaggregation of revenue from contracts with customers by categories of vehicles and related services:

	For the year ended December 31,
	2024	2025
	RMB’000	RMB’000
Disaggregated by major products or service lines:
Sales of robotaxis and related services	47,832	147,993
Sales of other vehicles and related services
- Robobus	79,688	231,473
- Robosweeper	55,320	96,083
- Robovan	13,393	10,493
Other technology services	164,901	198,545
	361,134	684,587

Disaggregation of revenue from contracts with customers by products or service lines and timing of revenue recognition are as follows:

	For the year ended December 31,
	2024	2025
	RMB’000	RMB’000
Disaggregated by major products or service lines:
Autonomous driving-related operational and technical support services	108,523	126,199
Other technology services	164,901	198,545
Provision of services	273,424	324,744
Sales of autonomous driving vehicles	87,710	359,843
	361,134	684,587

Timing of revenue recognition

Point in time	87,710	396,431
Over time	273,424	288,156
	361,134	684,587

4	Other net income

	For the year ended December 31,
	2024	2025
	RMB’000	RMB’000
Government grants	14,132	12,556
Net gain/(loss) on disposal of non-current assets	1,013	(3,468)
Others	1,346	(4,176)
	16,491	4,912

5	Expenses by nature

	For the year ended December 31,
	2024	2025
	RMB’000	RMB’000
Payroll and employee benefits	1,953,723	1,462,351
Cost of goods sold	71,716	236,167
Depreciation and amortization	101,131	166,679
Professional services fee	80,742	202,138
Service fee from a related party	90,055	66,805
Outsourcing service fee	67,438	139,771
Utilities and property management fee	35,698	48,100
Listing expense relating to the public offering on Nasdaq	24,622	-
Listing expense relating to the Global Offering	1,814	37,028
Others	107,205	160,605
Total cost of revenue, research and development expenses, administrative expenses and selling expenses	2,534,144	2,519,644

Notes:

(i) Payroll and employee benefits:
Salaries, allowances, bonus and benefits in kind	728,373	950,949
Contributions to defined contribution retirement plan	37,483	61,419
Share-based compensation expenses	1,187,867	449,983
	1,953,723	1,462,351

(ii) Depreciation and amortization:
Property and equipment	58,312	111,356
Right-of-use assets	38,484	50,779
Intangible assets	4,335	4,544
	101,131	166,679

6	Income tax

The Group provided the current income tax expense of RMB5.9 million and RMB4.1 million for the years ended December 31, 2024 and 2025, respectively, which represented a withholding tax levied at 10% on interest income earned by the Company in the Cayman Islands and the Group’s subsidiary in Hong Kong which is a non-PRC resident according to the relevant rules and regulations of the Chinese Mainland, and a withholding tax levied at 30% on interest income earned by the Company in the U.S. which is a non-U.S. resident according to the relevant rules and regulations of the U.S.

7	Loss per Class A and Class B ordinary share

(a)	Basic loss per Class A and Class B ordinary share

The calculation of basic loss per Class A and Class B ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by weighted-average number of Class A and Class B ordinary shares outstanding.

In August 2024, the Company issued 12,806,568 ordinary shares to holders of Series D and Series D+ preferred shares at par value of USD0.00001 each and the Company was entitled an option to repurchase these ordinary shares if an IPO does not consummate on or before March 31, 2025. These ordinary shares were contingently returnable upon issuance; as such they were not initially treated as “outstanding” for the calculation of basic loss per ordinary share and were excluded from the calculation of loss per ordinary share amounts prior to the consummation of the IPO. However, upon the consummation of the IPO in October 2024 and consequently those shares were no longer subject to recall, the weighted average numbers of ordinary shares for the purpose of basic and diluted loss per share for the years presented have been retrospectively adjusted for the bonus element in such issuance.

Upon and immediately prior to the completion of the IPO in October 2024, the Company adopted a dual-class share structure and all of the Company’s issued ordinary shares before the completion of the IPO were re-designated into 149,442,793 Class A ordinary shares and 54,414,873 Class B ordinary shares. For comparability in the basic and diluted loss per share amounts for the years presented, the historical share capital structure has been re-presented to reflect the re-designation retrospectively.

Holders of the Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares is entitled to 40 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Subsequently on March 13, 2026, the Extraordinary General Meeting approved the amendment of voting rights of Class B ordinary shares to 10 votes per share.

(i)	Weighted average number of Class A and Class B ordinary shares for the purpose of basic loss per Class A and Class B ordinary share

	For the year ended December 31,
	2024	2025
	Number of shares	Number of shares
	’000	’000
Issued Class A and Class B ordinary shares as of January 1	105,614	826,214
Effect of bonus element in issuance of ordinary shares to Series D and Series D+ preferred shareholders	12,807	-
Effect of ordinary shares issued	34,990	54,484
Effect of Class A ordinary shares issued upon IPO and exercise of the over-allotment option	16,350	13,540
Effect of Class A and Class B ordinary shares converted from preferred shares	100,188	-
Effect of Class A ordinary shares surrendered	-	*
Effect of ordinary shares deemed to be in issue*	24,701	31,785
Weighted average number of Class A and Class B ordinary shares for the year	294,650	926,023

Note:

*The ordinary shares deemed to be in issue represent the vested RSUs granted to qualified directors and employees.

(ii)	Calculations of basic loss per Class A and Class B ordinary share

	For the year ended December 31,
	2024	2025
Loss attributable to ordinary shareholders of the Company (in RMB’000)	(2,516,808)	(1,654,900)
Weighted average number of Class A and Class B ordinary shares in issue (in ’000)	294,650	926,023
Basic loss per Class A and Class B ordinary share (in RMB)	(8.54)	(1.79)

(b)	Diluted loss per Class A and Class B ordinary share

There was no difference between basic and diluted loss per Class A and Class B ordinary share during the years ended December 31, 2024 and 2025 due to the anti-dilutive effects of: (i) preferred shares and other financial instruments subject to redemption and other preferential rights issued by the Company; (ii) non-redeemable preferred shares; and (iii) the share options.

8	Dividends

No dividend has been paid or declared by the Company for the years ended December 31, 2024 and 2025, respectively.

9	Trade receivables, prepayments and other receivables

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Trade receivables	318,044	531,930
Less: loss allowance	(65,437)	(69,795)
Trade receivables, net of loss allowance	252,607	462,135

Receivables from payments made on behalf of customers, net of allowance	31,917	19,593
Receivables from loans to employees	18,501	-

Other receivables	50,418	19,593

Trade and other receivables at amortized cost	303,025	481,728

Prepayments to suppliers	67,542	109,584
Refundable value-added tax	64,678	106,946
Others	15,014	33,863

Prepayments and others	147,234	250,393

Prepayments and other receivables	197,652	269,986

Total trade receivables, prepayments and other receivables	450,259	732,121

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables based on the invoice date is as follows:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Within 1 year	179,986	378,383
More than 1 year	138,058	153,547
	318,044	531,930

10	Financial assets at FVTPL

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Non-current
- Investment in a listed company	56,919	36,774
- Investments in private investment funds	-	151,309
	56,919	188,083

Current
- Non-equity investments*	1,685,146	144,252
	1,742,065	332,335

*The non-equity investments represent wealth management products issued by banks with variable returns. The variable returns of these wealth management products are determined by the performance of underlying assets including government bonds and money market funds. These financial assets are measured at fair value with changes recorded through profit or loss.

11	Trade and other payables, deposits received and accrued expenses

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Trade payables	20,713	163,000

Government grants received with conditions*	184,542	192,019
Accrued payroll and social insurance	96,593	118,413
Payables for professional services	27,134	49,413
Taxes payable and others	89,486	48,512
Total other payables, deposits received and accrued expenses	397,755	408,357

Trade and other payables, deposits received and accrued expenses measured at amortized cost	418,468	571,357

*The current portion of government grants received with conditions mainly represent the grants received with certain requirements of operation performance and tax contribution in a specified region.

Aging analysis

As of the end of each reporting period, the aging analysis of trade payables based on the invoice date is as follows:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Within 1 year	20,713	154,930
More than 1 year	-	8,070
	20,713	163,000